(Mark One)	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Ensco Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ensco Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental information schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Whitley Penn LLP

Houston, Texas
June 5, 2015

ENSCO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Investments, at fair value	$513,038,819	$467,430,426
Receivables:
Employer contributions	20,026,151	34,877,560
Participant contributions	871,436	887,004
Notes receivable from participants	23,473,749	20,978,615
Net assets reflecting investments at fair value	557,410,155	524,173,605
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,578,597)	(1,400,002)
NET ASSETS AVAILABLE FOR BENEFITS	$555,831,558	$522,773,603
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$14,534,000	$8,732,068
Participant contributions	31,147,252	27,721,000
Employer contributions	36,056,136	49,117,993
Net (depreciation) appreciation in the fair value of investments	(10,089,351)	57,245,989
Interest income on notes receivable from participants	904,285	741,247
Other income	441,082	347,355
Total additions	72,993,404	143,905,652

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	39,767,896	36,723,657
Fees	167,553	191,722
Total deductions	39,935,449	36,915,379

NET INCREASE IN NET ASSETS	33,057,955	106,990,273

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	522,773,603	415,783,330

End of year	$555,831,558	$522,773,603
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Savings Plan (the “Plan”) is a defined contribution plan available to employees (“Eligible Employees”) of Ensco plc and subsidiary companies (the “Company” or “Ensco”). ENSCO International Incorporated, a wholly-owned subsidiary of the Company, is the Plan Sponsor. The Plan was established to provide a retirement benefit for eligible employees through Company annual discretionary contributions and matching contributions based on eligible employee contributions and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Eligible Employees of the Company may participate in the Plan upon meeting certain age requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are the subject to good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), contract employees and certain non-resident employees.

Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Company’s Board of Directors as disclosed below.

Contributions

Participants in the Plan (“Plan Participants”) may elect to make contributions to the Plan through salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the “Code”). Under the Plan, Savings Contributions are limited to 50% (up to 15%, or such lesser percentage established by the Administrator, for highly compensated Plan Participants) of the participant’s compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($17,500 for the years ended December 31, 2014 and 2013). Plan Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. An individual’s total catch-up contributions during 2014 and 2013 could not exceed $5,500. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan document.

At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

Contribution Level	Matching Percentage
	2014	2013
First 5% of eligible compensation	100%	100%

Total Matching Contributions, net of forfeitures, for the years ended December 31, 2014 and 2013 were $16.7 million and $14.9 million, respectively.

At the discretion of its Board of Directors following the close of a fiscal year, the Company may also make annual Profit Sharing Contributions to the Plan for the benefit of all Plan Participants. The Company may make Profit Sharing Contributions either in cash or in Company shares. During 2014, the Company amended the existing profit sharing plan. The amended Plan provides for a fixed contribution of 5% of each Plan Participant’s base salary during the plan year, at the discretion of the Board of Directors, even if financial targets are not achieved (“5% Contributions”). The 5% Contributions totaled $19.4 million during the year ended December 31, 2014. Profit sharing contributions were previously 10% of each Plan Participant’s base salary during the Plan year, at the discretion of the Board of Directors, and totaled $34.2 million for the year ended December 31, 2013. These contributions, along with the 5% Contributions, (collectively referred to as “Annual Contributions”), were included in employer contributions in the statements of changes in net assets available for benefits.

Statutory limits on the sum of a participant’s annual Savings Contributions, Matching Contributions and Annual Contributions were the lesser of $52,000 and $51,000 for 2014 and 2013, respectively, or 100% of the Plan Participant’s compensation. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”).

Plan Administration

T. Rowe Price Trust Company (“T. Rowe Price”) serves as the asset custodian, recordkeeper, and investment manager for the Plan’s trust fund and executes all investment actions at the discretion of Plan Participants. T. Rowe Price performs all recordkeeping services.

Vesting

A Plan Participant’s Matching Contribution account balance and the Annual Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Annual Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

The non-vested portion of Matching Contribution account balances and Annual Contribution account balances of terminated Plan Participants are forfeited (“forfeitures”) to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of employer contributions. The Plan used forfeitures of approximately $1.9 million and $1.5 million to reduce a portion of the Company’s Matching Contributions during the years ended December 31, 2014 and 2013, respectively.

Distributions

Distributions of a Plan Participant’s Savings Contribution account, Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Annual Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service (“IRS”) regulations. At December 31, 2014 and 2013, benefits of approximately $100,000 and $200,000, respectively, were requested by Plan Participants but had not yet been paid.

Hardship Withdrawals

Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. In order to qualify for a hardship withdrawal, the participant must first obtain all in-service distributions and/or loans available from this Plan and all other plans of the employer.  All cases of hardship must be presented in writing to, and approved by, the Plan Recordkeeper.  Additional supporting documentation from Plan Participants to substantiate any case of hardship may be required before making a determination. The Plan Recordkeeper may, at its discretion, approve all or part of the withdrawal request. Participants that elect to make hardship withdrawals are suspended for six months from making contributions to the Plan. Hardship withdrawals are recorded as distributions in the period in which they are disbursed.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including Company shares (the “Ensco Fund”). The Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Fund to 25% with a similar percentage limitation on “new money” investments. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, certain administrative fees and net appreciation (depreciation) of the fair value of investments are allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of the shares of the funds, and such investments do not carry any redemption restrictions. The Plan’s investment in the Ensco Fund is stated at fair value using the quoted market price of the Company’s stock and also does not carry any redemption restrictions. The Plan’s interests in the T. Rowe Price Active Retirement Trust Funds are based on the net asset values of shares owned in the funds. The Active Retirement Trust Funds require a 90-day redemption notice period. The Plan’s interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund’s investment advisor using the audited financial statements of the collective trust fund at year-end. The Stable Value Common Trust fund requires a one-year redemption notice period. Stated redemption restrictions can be abated at the sole discretion of T. Rowe Price. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Purchases and sales of mutual funds and the Ensco Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The T. Rowe Price Active Retirement Trust Funds are comprised of 12 trusts formed under the T. Rowe Price strategic common trust fund. The trusts are operated by T. Rowe Price and are structured as a trust of trusts whereby the underlying trusts invest directly in securities. The investment objectives are to invest over time in a diversified portfolio of underlying trusts that represent various asset classes and sectors to provide stability of principal and to deliver consistent returns to participants.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains and/or losses and the unrealized appreciation/(depreciation) on those investments. Net appreciation/(depreciation) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Distributions

Distributions of benefits to participants are recorded when paid.

Notes Receivable from Participants

Approved loans to eligible participants are granted from the Plan Participants’ vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant’s vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Loan payments to participants are recorded when paid. At December 31, 2014 and December 31, 2013, loans of approximately $100,000 were requested by Plan participants but had not yet been paid.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN INVESTMENTS
The fair values of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2014	2013

Mutual Funds
T. Rowe Price:
Blue Chip Growth Fund	$60,139,264	$53,663,280
Mid-Cap Growth Fund	40,673,663	35,526,293
Other Funds (individually represent less than 5% of net assets)	97,921,666	87,765,940
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	108,897,547	100,177,689
T. Rowe Price Active Retirement Trust Funds (individually represent less than 5% of net assets)	173,639,234	139,890,171
Employer Securities:
Ensco Fund	31,767,445	50,407,053
Total Investments	$513,038,819	$467,430,426

During 2014 and 2013, the Plan’s investments, including gains and losses on investments purchased and sold, as well as investments held during the year, appreciated/(depreciated) in value as follows:

	2014	2013
Mutual funds and common trust funds	$15,922,993	$58,690,283
Ensco Fund	(26,012,344)	(1,444,294)
	$(10,089,351)	$57,245,989

As of December 31, 2014 and 2013, the Plan’s investment in the Ensco Fund was based on the closing price on such dates of $29.95 per share and $57.18 per share, respectively. Like any investment in publicly-traded securities, the Company’s shares are subject to price changes. The high and low prices for the Company’s shares were $57.45 and $25.88 during 2014 and $65.82 and $51.01 during 2013. The Plan’s investment in the Ensco Fund represented 6.2% and 10.8% of the Plan’s total investments as of December 31, 2014 and 2013, respectively.

4. FAIR VALUE MEASUREMENTS
U.S. GAAP established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2014
Mutual funds:
Growth funds	$126,665,792	—	—	$126,665,792
Fixed income funds	40,592,084	—	—	40,592,084
Index funds	31,356,775	—	—	31,356,775
Other funds	119,942	—	—	119,942
Ensco Fund	31,767,445	—	—	31,767,445
Common collective trust funds:
Stable Value Common Trust	—	108,897,547	—	108,897,547
Active Retirement Trust Funds	—	173,639,234	—	173,639,234
Total investments	$230,502,038	$282,536,781	$—	$513,038,819

As of December 31, 2013
Mutual funds:
Growth funds	$114,842,684	—	—	$114,842,684
Fixed income funds	36,148,856	—	—	36,148,856
Index funds	25,783,423	—	—	25,783,423
Other funds	180,550	—	—	180,550
Ensco Fund	50,407,053	—	—	50,407,053
Common collective trust funds:
Stable Value Common Trust	—	100,177,689	—	100,177,689
Active Retirement Trust Funds	—	139,890,171	—	139,890,171
Total investments	$227,362,566	$240,067,860	$—	$467,430,426

5. ADMINISTRATIVE FEES
The Plan has no employees. Fees paid by the participants and the Plan for investment management, qualified administrative expenses and loan origination services amounted to $167,553 and $191,722 for the years ended December 31, 2014 and 2013, respectively. All non-qualified administrative expenses of the Plan have been paid by the Company. Employees of the Company provide services to the Plan with no payment from the Plan.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS
The IRS has determined and informed the Company by letter dated September 4, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code, that the Plan is qualified, and that the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2011.

8. PARTY-IN-INTEREST TRANSACTIONS
Our Plan investments include shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.
Company shares held by the Plan in the Ensco Fund as an investment also qualify as party-in-interest transactions.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$555,831,558	$522,773,603
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	1,578,597	1,400,002
Net assets available for benefits per Form 5500	$557,410,155	$524,173,605

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:

	2014	2013
Additions to net assets per the financial statements	$72,993,404	$143,905,652
Change in adjustment to fair value from contract value for fully benefit-responsive investment contracts	178,595	(2,533,064)
Additions to net assets per Form 5500	$73,171,999	$141,372,588

These reconciling items noted above are due to differences in the method of accounting used in preparing the Form 5500 as compared to the financial statements.

10. RISKS AND UNCERTAINTIES
The Plan invests in investment options that are exposed to various risks including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near-term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Identity of Issue or Party Involved	Description of Investment	Rate of Interest	Fair Value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	—	$108,897,547
*Blue Chip Growth Fund	Mutual Fund	—	60,139,264
*Mid-Cap Growth Fund	Mutual Fund	—	40,673,663
*Vanguard Institutional Index Fund	Mutual Fund	—	21,160,720
*Equity Income Fund	Mutual Fund	—	17,352,225
*Spectrum Income Fund	Mutual Fund	—	15,898,949
*Vanguard Small-Cap Value Index Fund	Mutual Fund	—	10,196,055
*Euro Pacific Growth Fund	Mutual Fund	—	10,025,456
*Stephens Small Cap Fund	Mutual Fund	—	9,137,882
*Vanguard Bond Fund	Mutual Fund	—	7,340,910
*Cohen Steers Fund	Mutual Fund	—	4,996,121
*DFA Emerging Market Fund	Mutual Fund	—	1,693,406
*Vanguard Prime Money Market Fund	Mutual Fund	—	119,942
*Retirement Income Fund	Common Trust Fund	—	1,272,960
*Retirement 2005 Fund	Common Trust Fund	—	1,901,355
*Retirement 2010 Fund	Common Trust Fund	—	2,580,931
*Retirement 2015 Fund	Common Trust Fund	—	6,358,950
*Retirement 2020 Fund	Common Trust Fund	—	26,388,032
*Retirement 2025 Fund	Common Trust Fund	—	21,947,170
*Retirement 2030 Fund	Common Trust Fund	—	21,950,090
*Retirement 2035 Fund	Common Trust Fund	—	22,022,527
*Retirement 2040 Fund	Common Trust Fund	—	22,375,676
*Retirement 2045 Fund	Common Trust Fund	—	21,271,145
*Retirement 2050 Fund	Common Trust Fund	—	16,423,552
*Retirement 2055 Fund	Common Trust Fund	—	9,146,846

			481,271,374
Employer securities:
*Ensco Fund	Ensco plc Shares	—	31,767,445

*Participant Loans	Participant Loans,	3.25% - 8.25%	23,473,749
	maturity dates ranging
	from January 2015
	to October 2024

			$536,512,568
Historical cost information is not presented on this schedule, as all investments are participant directed.
*Party-in-interest

ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2014

		Total That Constitute Nonexempt Prohibited Transactions

	Participant Contributions Transferred Late to the Plan			Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP

Check here if late participant loan contributions are included:	$10,341	$—	$10,341	$—	$—

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Savings Plan

		By:	ENSCO International Incorporated
Plan Administrator

Date:	June 5, 2015		/s/ KEVIN D. SMITH Kevin D. Smith Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.